Exhibit 12

Nucor Corporation

2016 Form 10-Q

	Computation of Ratio of Earnings to Fixed Charges
	Year-ended December 31,					Three Months Ended	Three Months Ended
						April 2,	April 4,
	2011	2012	2013	2014	2015	2016	2015
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$1,251,812	$852,940	$791,123	$1,204,577	$709,238	$141,526	$119,045
Plus: losses (earnings) from equity investments	10,043	13,323	(9,297)	(13,505)	(5,329)	(9,245)	259
Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	183,541	179,169	164,128	178,240	178,941	47,751	45,444
Plus: amortization of capitalized interest	2,724	2,550	3,064	4,166	4,062	968	1,003
Plus: distributed income of equity investees	3,883	9,946	8,708	53,738	15,132	36,015	—
Less: interest capitalized	(3,509)	(4,715)	(10,913)	(2,946)	(311)	(100)	(91)
Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(83,591)	(88,507)	(97,504)	(101,844)	(138,425)	(33,707)	(16,492)

Total earnings before fixed charges	$1,364,903	$964,706	$849,309	$1,322,426	$763,308	$183,208	$149,168

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$182,321	$178,218	$162,899	$177,088	$177,855	$47,474	$45,160
Estimated interest on rent expense	1,220	951	1,229	1,152	1,086	277	284

Total fixed charges	$183,541	$179,169	$164,128	$178,240	$178,941	$47,751	$45,444

Ratio of earnings to fixed charges	7.44	5.38	5.17	7.42	4.27	3.84	3.28